SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Tele Norte Celular Participações S.A.

Valuation Report
August 2, 2007

Free translation of the report issued in Portuguese Language, dated August 8, 2007.

VALUATION REPORT

KPMG Corporate Finance Ltda., a company having its principle place of business located at Rua Dr. Renato Paes de Barros, 33 - 2nd floor, district of Itaim Bibi, in the city of São Paulo, São Paulo State, Brazil, registered under Brazilian corporate taxpayers registration number CNPJ 48.883.938/0001-23, hereby represented according to its articles of incorporation by Mr. Luís Augusto Motta Pinto da Luz, Brazilian, married, accountant, bearer of Brazilian Identity Card RG 05664981-7/IFP, registered under individual taxpayers registration number CPF/MF 856152347-68, domiciled in this city at Rua Dr. Renato Paes de Barros, 33 - state of São Paulo, approved on the basis of appointment to be ratified at the General Meeting of Vivo Participações S.A., registered under corporate taxpayers registration number CNPJ 02.558.074/0001-73, with principle place of business located at Av. Roque Petroni Junior, 1.464 - São Paulo - SP, herein after referred to as “VIVO”, to conduct an economic and financial valuation of Tele Norte Celular Participações S.A., registered under CNPJ number 02.558.154/0001-29, with principle place of business located at SCN - Quadrant 4, Block B, West Tower, Room 702, North Wing, Brasilia, Federal District, Brazil hereinafter referred to as “TELE NORTE” or “Company”, hereby submits a summarized version of the results of its engagement.

1- Objective

Pursuant to our proposal dated July 26, 2007, we have conducted an economic and financial valuation of the company, TELE NORTE.

This valuation report was prepared exclusively for the purposes of article 256 of Law 6.404, December 15, 1976, for the specific objective of independently assessing the enterprise value of TELE NORTE.

2 - Purpose of the Valuation

The valuation encompasses TELE NORTE on a consolidated basis.

3 - Basis of Information

The base date of our work was December 31, 2006. In this regard, we used the audited TELE NOTRE financial statements for the years 2005 and 2006 according to that provided in CVM Instruction 436, item III of its preliminary provisions.

Information for the quarter ended March 31, 2007 was also analyzed as well as 2004, 2005 and 2006 management information and information prepared by the majority shareholders of TELE NOTRE entitled “Management Presentation” Additionally, we based the valuations on interviews, market studies and verbal or written information provided by the management of VIVO.

Information retrieved by means of due diligences conducted by VIVO and its advisors was also used during the process of analyzing this acquisition.

The financial projections used in this engagement were prepared for the base date of December 31, 2006 based on the theories and assumptions that take into account events and relevant acts acknowledged as of the date of this report.

4 - Scope of the Engagement and Procedures

The scope of our services involved the following procedures:

• Review of the Company financial statements in relation to the last three years and the most recent trial balance for the current year.

• Analysis of the management data and Company performance indicators.

• Interviews with the Management of VIVO to analyze the information received from its executives during the negotiation process and due diligences related to TELE NORTE.

• Analysis of the due diligence reports prepared by the company, Deloitte Touche Tohmatsu and the legal firm, Machado, Meyer, Sendacz e Opice Advogados.

• Analysis of the Company’s Management Presentation prepared by its financial advisors.

• Analysis of the market data in the hands of VIVO and a comparison of these data with the data used in the projections.

• Company economic and financial operations Models.

• Sensitivity analysis to assess the impact of key variables of the Company’s market value.

The assessment of the financial projections is substantially based on assumptions and information provided by VIVO Management and discussed with KPMG Corporate Finance Ltda.

It is widely accepted by the market, that any assessment conducted using the discounted cash flow methodology will present a significant degree of subjectivity, since it is based on future expectations which may or may not be fulfilled. Therefore, it is also acknowledged that there are no assurances that the assumptions related to the projections, results or conclusions used or presented in this report will be effectively partially achieved or pan out or in their entirety. The real results to be verified may be different from the projections and these differences could be significant.

The nature of discounted cash flow valuation financial models should also be taken into account in that any and all assumptions can change the value obtained by the company that is being assessed. Such possibilities do not imply in a faulty valuation and are recognized by the market as part of the nature of a company using the discounted cash flow methodology. Therefore, it is impossible for KPMG Corporate Finance in its role as the assessor to be held responsible for or be blamed for any discrepancies between the projected future results and those that are effectively recorded afterward, owed to the variance in the market and trading conditions of the company assessed.

Any future investor, be it the Company, or any other entity that may eventually invest directly or indirectly in the Company should conduct their own analyses in relation to the convenience and opportunity of conducting such investment and should consult their own legal, tax and financial advisors independently in relation to the opportunity.

In the course of this engagement, analytical procedures were performed which we deemed appropriate given the valuation scenario. We would like to emphasize however, that this work does not constitute an audit in compliance with generally accepted accounting practices and should not be interpreted as such. We did not conduct any independent verification of the information received to conduct our work.

KPMG shall not be held responsible for any reason or compelled to underwrite any damages or losses resulting or derived from the omission of data and information on the part of the Company Management.

5 - Valuation criteria

The following criteria were used in the TELE NORTE valuation.

Adjusted shareholders equity: TELE NORTE valuation

Discounted Cash Flow: valuation of TELE NORTE investment in Amazônia Celular S.A. (“AMAZÔNIA CELULAR”)

Adjusted Shareholders Equity

This criterion presupposes the valuation of a given company based on the estimate of the possible realization values of its assets and liabilities. The book values of the assets and liabilities becomes the starting point for the application and takes adjustments of some of these items into account, reflecting their respective realization values.

It is the most appropriate valuation criteria for holding companies and in relation to shareholding interest in other companies.

Discounted Cash Flow

Based on these criteria, the economic and financial value of the shareholders equity in a company is estimated calculating the present value of its projected cash flows, as well as taking the incoming funds and disbursements (including the investments necessary to keep it running and even expand operations) which can be forecast from the company’s point of view. This is the criterion most often used to estimate the shareholders equity of profitable going concerns.

The enterprise value is therefore measured by the amounts of financial funds, projected to be generated by the business, discounted at their present value to reflect time, cost of opportunity and risk associated with this distribution.

This criterion also includes the value of intangible assets, client portfolio, product lines and market share to name a few, inasmuch as these assets are reflected by the company’s ability to generate results.

To calculate the future cash flow generated by a company’s operations, the results are initially projected. Depreciation expenses are added to the projected results (since they are non financial expenses) and investments and projected working capital needs are subtracted. Other items that have an impact on the company’s cash flow are also taken into account when appropriate.

It is important to note, however, that the results calculated in the projections of the results do not correspond to net book profits to be calculated in subsequent years.

This is owed to the fact that net profits are achieved and impacted by non-operating or nonrecurring factors, such as extraordinary and non operating income and expenses to name a few. These factors are not projected since they are unpredictable or owed to the need to simplify the projections.

The projection of the future statements of income is only performed for the purpose of calculating the projected cash flow for the operations of the company being assessed. In this stage of the valuation what needs to be estimated is the ability to generate cash derived from the company’s normal operations and its potential to generate value to the shareholders based on it operations peculiarities.

The annual cash flows are then discounted by the weighted average cost of capital. Afterward, the discounted cash flows are added to estimate the enterprise value.

In order to estimate the value of the company being assessed, the economic value of its shares or stakes and the previously calculated enterprise value are added/subtracted to/from the non operating assets and liabilities and the existing net debt on the valuation base date as well as any contingencies and/or other extraordinary nonoperating payments that may be identified.

6 - Currency and Projection Period

The AMAZÔNIA CELULAR financial projections were conducted in nominal Reais, the local currency.

From a theoretical point of view, and taking the continuity of the operations of the company being assessed into consideration, the scope of the projection can extend infinitely or for very long terms. However, for the sake of practicality (including the difficulty in estimating parameters for longer periods) the period of the projection has been conducted for a few years, according to the peculiarities of the business of the company being assessed and at the end of this period a terminal value is added.

This valuation, in view of the characteristics of the Company used a projection period of 10 years, i.e., from the base date to December 2016.

The terminal value was calculated on the basis of a future perpetuity cash flow, grounded on the normalized value of operating profits for the last year of the projection.

According to the characteristics of AMAZÔNIA CELULAR, a perpetuity cash flow after the period of the projection was taken into account.

The perpetuity value was calculated according to the following equation:

Perpetuity value at the end of the last year of the projection	=	Free cash flow for the last normalized year

(Discount rate - Perpetuity growth rate)

The residual value was added to the present value of the projected flows for the period taken into account.

The AMAZÔNIA CELULAR perpetuity value calculation took the perpetuity growth rate of 3.5% p.a. into consideration (equal to real growth of 2.5% in Brazilian currency - R$).

Sensitivity analysis

A sensitivity analysis was conducted based on the perpetuity growth rate (“g”) of 4.0% p.a., and the result obtained was used to comprise the range of values obtained for the Company.

7 - Discount of Cash Flows Over Time

We initially used the annual Company cash flows projected in nominal Reais converted into US dollars based on the Brazilian Central Bank macroeconomic projections indicators.

These flows were discounted taking the flow equal to the sum of all flows generated throughout each year of the projection period into account which would be generated promptly in the middle of each year projected.

8 - Discount Rate

To calculate the discount rate, the Weighted Average Cost of Capital - WACC methodology was used as shown below:

Cost of Equity		Cost of Third Party Capital
Risk free rate:		Cost of fund raising (e)	7,31%
	4.75%	(x) Income and Social Contribution rate	34,0%
(+) Brazil Risk (b)	1.88%	(=) Cost of Third Party Capital	4,8%
(=) Brazil risk free rate	6.63%

Market risk bonus (c)	4.9%	WACC
Beta (d)	1.25	% Third Party Capital	35,0%
(+) Brazil risk free rate	6.6%	% of Equity capital	65,0%
(=) Cost of Equity	12,8%	WACC (Nominal US$)	9,98%

(a)Two year average of 30 year US Treasury
(b) Global 27, 30 year US Treasury Bonds on 07/31/2007
(c) Damodaran (geometric average from 1928 to 2006)
(d) Average um-leveraged beta of comparable companies (0.92), re-leveraged by the target capital structure of VIVO of 35% Free translation of the report issued in Portuguese Language, dated August 8, 2007.
(e) YTM average issues from comparable companies in Brazil
Of third party capital and 65% equity capital

Sensitivity analysis:

A calculation of the average of the July 2 to August 1 period was conducted to reduce the impact of recent fluctuations in the Brazil Risk (b) which totaled 1.52% which was recalculated using the WACC. The result obtained was a WACC of 9.75%, which was used to comprise the range values obtained for the Company.

Other Considerations:

The discount rate was calculated in US dollars and applied to a cash flow projected in Reais, converted into US dollars based on the Brazilian Central Bank dollar projections (http://www4.bcb.gov.br/?FOCUSERIES).

Below is the equation used to calculate the discount rate:

WACC= Ke * E / (D+E) + Kd * D / (D+E) * (1-t)

Whereby:

WACC = The weighted average cost of capital
Kd = Cost of debt
Ke = Cost of equity
E = Shareholders equity market value
D = Net debt market value
t = Income and social contribution tax rate

To calculate the cost of equity (KE) the following equation was used:

Whereby:
Ke       = Cost of equity
Rf        = Average risk free
β         = Beta (specific risk coefficient related to the company)
E[Rm] = Average long term return obtained on the US stock market
Rb      = Brazil risk

9 - Brief Description of the Company (Source: TELE NORTE Financial Statements as on December 31, 2006)

TELE NORTE is one of eight companies comprising the holding company providing cellular telephone services, set up owed to the restructuring of Telebrás. Due to the Telebrás split off, all share capital held by Telebrás in its operations subsidiaries that provide cellular telecommunications services in the Brazilian states of Pará, Maranhão, Amapá and Amazonas (subsidiaries that currently make up the carrier - AMAZÔNIA CELULAR - the Company affiliated company). In July 1998, the federal government sold off nearly all of the shares it held in the new holding companies including interest in the Company to private sector buyers. The majority shareholdings having voting rights in the Company were acquired by the company, Telpart Participações S.A.

On December 31, 2006, the Company Interest in the carrier was 89.78% of voting stock and 74.95% of total capital.

The services provided and the rates charged by the affiliated company are regulated by the Brazilian Telecommunications Agency (Agência Nacional de Telecomunicações) ANATEL, the regulatory agency for the Brazilian telecommunications industry in compliance with the General Telecommunications Law and its respective regulations.

The affiliated company of the Company retains five authorizations for the exploration of mobile cellular telephony and necessary or useful operations for the execution of these services in compliance with the referenced authorizations in the states of Amapá, Amazonas, Maranhão, Pará and Roraima.

AMAZÔNIA CELULAR provides mobile telephone services in an area over 3.5 million square kilometers, equal to 41% of Brazilian territory. The region has the lowest population density - 4.9 inhabitants per square kilometer, which means that 17.3 million people live in the region.

There are four carriers that operate Personal Mobile Service in the region; three of them offer GSM technology and the other opted for CDMA technology. AMAZÔNIA CELULAR is the only one to offer both GSM/EDGE as TDMA. In 2005, according to company management estimates, the States of Amapá, Amazonas, Maranhão, Pará and Roraima recorded access density equal to 46.0; 37.3; 18.1; 29.7 and 34.4 per 100 inhabitants respectively.

Migration to PMS

On December 30, 2003, the Company filed a request to migrate to Personal Mobile Service (PMS) with ANATEL, the Brazilian Telecommunications Agency. The request was reviewed and approved by the Agency Counsel on February 11, 2004.

On February 19, 2004, the Company and ANATEL signed an Authorization Agreement to migrate to Personal Mobile Service (PMS) and this came into effect as on the date it was published in the Official Gazette on March 1, 2004 as Act 42.672.

PMS authorizations granted to the Company are valid for an undetermined period of time. However, authorizations in relation to use of radiofrequencies have the following expiration dates:

Region/Sector	Radiofrequencies	Expiration
Region 1	800 MHz, 900 MHz and 1,800 MHz
Sector 13		April 2009
Sector 14		March 2009
Sector 15		May 2009
Sector 16		August 2009
Sector 17		July 2009

Radiofrequency use authorizations can be renewed for another 15-year period and renewals are onus bearing. On August 16, 2006, the subsidiary signed a protocol with ANATEL, which was a requirement for renewing the right to use the radiofrequencies associated with the personal mobile service authorization agreement. The requirement is currently under review by ANATEL.

The main changes involved in the migration to PMS are listed below:

• Implementation of the Service Provider Selection Code (CSP), which enables and entitles the users to choose a long distance and international carrier.

• More demanding quality targets.

• Free connection fee negotiations beginning June 2004.

The affiliated company had to begin operating in compliance with the PMS regulations beginning August 1, 2004.

ANATEL Resolution 438 was published on July 13, 2006 approving the Remuneration Regulation for the Use of Personal Mobile Service Provider Networks and revoking Resolution 319 of September 27, 2002.

Among other changes, Resolution 438 established new regulations related to the authorization, repass and disclosure of discounts extended in the relation to the PMS Network Use Value (VU-M) and decreed the end of the “Bill & Keep” system.

Technology Migration

In November 2004, the Company started up standard GSM/EDGE operations, the most widely used standard in the world today. EDGE (Enhanced Data Rates for GSM Evolution) enables GSM networks to enhance first third generation services, as for example high speed video downloads, increased data transmission rates and facilitates a range of new services in addition to much faster communications between the terminal and the Internet.

The TDMA system was maintained at the same quality standard, coverage and services currently offered and will continue to do so while there is still a market and/or customers interested in using this technology. The evolution toward new technology continues to be implemented by means of a network parallel to the TDMA network. The Company’s main partner in the implementation of this system was Ericsson Telecomunicações S.A. (GSM/EDGE network supplier) and associated companies.

Customer Base

The AMAZÔNIA CELULAR customer base reached 1,210.780 users in 2006, reflecting growth of 1.0% in comparison to the prior year.

The Postpaid segment closed out the year with 24,884 users, fewer than in 2005, totaling 232,271 customers or 19% of the total base. This reduction occurred due to the stagnation of the segment and the decision of the Carrier to adopt a stricter policy to win over new customers, introduced beginning in the second quarter 2006.

In the prepaid segment the number of lines activated was 12,623 totaling 978,509 customers at the close of the year. Therefore its market share was 81% of the Operator’s customer base.

Customer Base (‘000)

AMAZÔNIA CELULAR market share was estimated at 22.2% at the end of 2006, which reflects a decrease of 3.5 percentage points in comparison to the prior year, when this figure was 25.7%. This retraction was owed mainly to a clean up of the customer base in the prepaid segment in the fourth quarter 2006, which resulted in the exclusion of 122,000 users. Disregarding the effect of this move, AMAZÔNIA CELULAR performance in the last quarter would have been better since the second quarter 2006, significantly turning around the market share loss trend that had been occurring over the last few years. For the first time in recent history, AMAZÔNIA CELULAR turned in improved market share of 0.2 percentage point in comparison to the third quarter (23,5%), closing the year at 23.7%, owed to the leadership position in gross sales achieved at the end of the year.

	1stQ06	2ndQ06	3rdQ06	4thQ06	4thQ06 adjusted*
Market share (%)	24.4%	23.2%	23.5%	22.2%	23.7%
Gross sales market share (%)	26.0%	26.2%	27.6%	28.9%	28.9%

* Excluding the effects of streamlining the customer base which took place in the last quarter.

The churn (annual cancellation rate) of the postpaid segment, responsible for the majority of income was 25.1% in 2006 and in 2005 this was 32.8%.

The prepaid phone segment recorded an increase of 9.5 percentage points, reflecting a churn of 62.3% for the year. This increase is the result of cleaning up the prepaid customer base and cancellations of clients acquired during the chip exchange campaign conducted at the beginning of the year. Excluding the effects of this customer base cleanup, the churn for the prepaid segment would be 50.0%, 2.8 percentage points below that recorded in 2005.

As a result, the annual churn reached 54.9%, which represented 6.8% growth in comparison to the prior year. Excluding the effects of the customer base cleanup in the prepaid segment for the year, the consolidated churn was 45.0%, 3.1 percentage points below that recorded the prior year.

10 - Macroeconomic Assumptions

The macroeconomic assumptions projected and necessary for the Company economic and financial valuation were: the GDP, inflation, exchange and interest (CDI) rate variances. The bases of these assumptions were the projections published by the Brazilian Central Bank at http://www4.bcb.gov.br/?FOCUSERIES) which compiles expectations from a number of market institutions.

11 - Main Assumptions Used

The assumptions and information used for the valuation were provided by the VIVO Management and discussed with KPMG Corporate Finance Ltda.

This scenario takes into consideration that VIVO will return the current Band B licenses belonging to VIVO in area 8, owed to the Band A licenses and frequencies owned by Amazônia Celular, in compliance with the pertinent legal requirements.

Income (Source: Technical Report, Project Daniela and VIVO management report: IAN 2006 and ITR 1T07 - AMAZÔNIA CELULAR).

AMAZÔNIA CELULAR income was projected on the basis of growth of its subscriber base, use of its services (focused on its greater data services offer) by these subscribers and on the growth of cellular telephone service rates in practice:

• Growth of subscriber base - main projection drivers:

− Population growth using the average growth rate of the AMAZÔNIA CELULAR coverage area estimated at 1.4% per year.

− Cellular phone service penetration in the region which is currently 30% in 2006, taking the economic circumstances into account, achieving roughly 38% at the end of the projection.

− AMAZÔNIA CELULAR market share in gross adds of new subscribers, leaning toward an increase supported by the management improvements implemented by an operator the status of VIVO as well as more aggressive sales growing from 22% in 2007 to 25% in 2016.

− Growth in market share from the current AMAZÔNIA CELULAR level of 22% in 2007 to 25% in 2016.

• Use of AMAZÔNIA CELULAR services by subscribers:

The use of services offered by AMAZÔNIA CELULAR was projected on the basis of the growth of minutes used by the operator’s subscribers both in terms of call generation and receipt, income generating sources.

Additionally, data transmission service income was taken into account calculated on the basis of the percentage of total net income, excluding income from handset sales.

Income from incoming and outgoing voice transmission services was projected to grow at an average annual rate of 5.9% increasing from R$ 404 million in 2007 to R$ 677 million in 2016. This growth is owed to the increase of the Total Park (1,310 million subscribers in 2007 to 1,979 million subscribers in 2016, CAGR = 4.7%).

Income from data transmission services reflects 6.9% of total services income in 2007 (R$ 31 million) totaling 12.2% at the end of the period being assessed (R$ 149 million). This growth represents average annual growth for the period (CAGR) of 19%.

• Growth in rates

− The growth of cellular telephone rates (for prepaid and postpaid) was projected on the basis of an annual devaluation in real terms (increased rates less than inflation).

− The valuation model projects a small increase in the Average Revenue per User (ARPU) Blended taking the voice and data income into account, growing from R$ 29.0 in 2007 to R$ 35.3 in 2016 (CAGR = 2.2%).

Cost and Expenses (Source: Technical Report, Project Daniela, VIVO management report; ITR 1T07 - AMAZÔNIA CELULAR).

Labor:

AMAZÔNIA CELULAR in 2007 had 374 employees working in the network, maintenance, systems operations and Call Center operations, administrative functions and marketing. Growth in salaries was projected to keep pace with inflation and a headcount of 461 employees was projected for 2016.

FISTEL: Telecommunications Inspection Fund

These costs were projected according to the growth in the number of Radio Base Stations (RBSs) estimated by AMAZÔNIA CELULAR and the increased number of subscribers. The current fees were used and corrected by the inflation repass. The fee is charged on the RBSs (R$ 1,340.80 per RBS) when the certificates for their functioning are issued - the Installation Taxation Fee (TFI).

Additionally, the operator is charged a Function Inspection Fee (TFF), every year corresponding to 50% of the TFI (R$ 670.40). This fee is charged on the total RBSs of the operator that are functioning.

There is also a TFI charged for each new subscriber acquired by the operator (net adds) in the amount of R$ 26.83. Likewise the TFF is charged corresponding to 50% of the TFI (R$ 13.41) for each existing subscriber (fee charged in the month of March related to the Total Park final at the end of the prior year).

The costs of the TFI and TFF were projected according to the evolution of the RBSs estimated for AMAZÔNIA CELULAR and the increase in the number of its subscribers. The fees used were those currently charged, corrected by the inflation repass.

The total FISTEL cost (RBSs and subscribers) is the equivalent of R$ 26 million in 2007 increasing to R$ 40 million in 2016 (CAGR = 4.9%).

Acquisition of Handsets

This is the cost related to raising new subscribers and retention of existing ones. In relation to winning over new subscribers of the total highs, projections took into account that 65.0% of the total acquisition of prepaid handsets and 75.0% of the total acquisition of postpaid were conducted with the sale of the devices (handsets) and discounts. These percentages have been kept stable throughout the projection period.

As the operation progresses, the normal cost of prepaid and postpaid handsets will gradually reduce in real terms during the period under analysis. In 2007, the value of the handsets is equal to R$ 164.5 and R$ 272.7 for prepaid and postpaid devices respectively in 2016 these values have been increased to R$ 172.5 and R$ 285.9.

Marketing and Sales Expenses

Commissions to distributors: The amount paid to the distributors for the purpose of gaining subscriber loyalty, was maintained at the current levels in practice at the AMAZÔNIA CELULAR.

As the cost of commission for subscriber retention, the model has adopted as the assumption the unit costs of R$ 16.84 for prepaid and postpaid customers in 2007.

As the cost of commissions for winning over new subscribers, the model adopts as the assumption the units costs of R$ 11.10 and R$ 55.21 for prepaid and postpaid customers, respectively in 2007.

These unit costs for retention and winning over new customers, evolve on the basis of a repass of 100% of inflation for the year.

The cost of gaining new subscribers: the policy for subsidizing acquisition of handsets and distributor commissions result in the Blended SAC - Subscriber Acquisition Cost equals to R$ 34.9 in 2007 gradually increasing to R$ 50.7 in 2016 (CAGR = 4.3%).

Cost of retaining subscribers: The incentive policy for the purchase of devices and distributor commissions also result in a Blended Subscriber Retention Cost - SRC equals to R$ 18.3 in 2007, decreasing to R$ 7.4 in 2016.

Other marketing expenses (promotion, etc.) are projected according to the historic percentage of total income and reflected as 17.5% of income in 2007, decreasing gradually to 13.0 % in 2016.

General, Administrative and Other Expenses

The allowance for doubtful accounts: projected according to the historic percentage of gross income from postpaid clients, excluding connection income. This is equal to a percentage of 4.5% in 2007, decreasing to 3.4% until the end of the period under analysis.

Infrastructure network expenses: projected according to the number of RBSs and station rental. The average annual RBS costs is equal to R$ 23.8 thousand in 2007. This amount is increased at an annual rate of 30% above inflation until 2010. Beginning in 2011, the increase only takes into account the value of inflation.

Maintenance, power and other network costs: Projected according to the unit cost per subscriber (Average Park) equals to R$ 3.67 in 2007 gradually increasing during the period under analysis, reaching a value of R$ 4.51% (CAGR = 2.3%)

Renewal of SMP licenses: This expense is included beginning in 2009, when the current licenses expire and is equal to 1% of net income from the prior year, and this percentage is used until the end of the period under analysis.

Other operating expenses: building rentals, insurance, telecommunications expenses, transportation, food and lodging to name a few and projected according to their historic percentage of net income. This percentage is equal to 17.1% of net income in 2007, gradually increasing to 10.0% in 2016.

Others: (Source: Technical Report, Project Daniela and VIVO management report; 2007 Budget and ITR 1T07 - AMAZÔNIA CELULAR).

Investments: The main investments of AMAZÔNIA CELULAR are focused on expansion and maintenance of its network based on GSM/EDGE technology.

Investments are estimated at R$ 32.7 million, in 2007, which mainly includes investments of R$ 20.7 million in maintenance and expansion of network capacity and R$ 12.0 million in investments in Information Technology - IT. These investments are in line with the budget of 2007 provided by the AMAZÔNIA CELULAR management.

Beginning 2008, the valuation model projects the growth of these investments as a percentage of total net income (services and handsets), equivalent to 12% of income that year, falling gradually to 10% of income in 2016.

Net Debt: The calculation of net debt of AMAZÔNIA CELULAR was conducted using the numbers presented in the audited company financial statements for the year ended December 31, 2006.

Depreciation and Amortization: A useful life of five years was presumed for the information systems and eight years for network and transmission equipment.

Income and Social Contribution taxes: Calculated in compliance with current legislation.

The valuation model is based on the calculation of (NET Operating Profit Less Adjusted Tax - NOPLAT) for the Free Cash Flow analysis, thereby using the nominal tax equivalent of 34% for pertinent analysis.

Working Capital: In relation to the working capital projection, maintenance of the AMAZÔNIA CELULAR current balance sheet structure has been maintained and continuity of the average terms currently used for the breakdown of asset and liability current accounts, except in 2008, when an increase in the payment terms to suppliers has been taken into account owed to significant investment projected for this year and its impact on the negotiation of payment terms to suppliers.

12 - Conclusion

Based on the objective, the scope and criteria used for this valuation the value of the shareholders equity of TELE NORTE as on December 31, 2006 is within a value range of R$ 610 million to R$ 671 million.

On the basis of the value range mentioned above, the estimated value per TELE NORTE share is within a value range of R$ 1.82 to R$ 2.00.

Pursuant to your request, we have calculated the present value of a potential tax deductibility of the goodwill based on future profitability for the purpose of that provided in CVM Instruction 319, in the event that all applicable legal requirements are complied with resulting in a value range of R$ 141 million to R$ 158 million and a per share value range of R$ 0.42 to R$ 0.47.

13 - Subsequent Events

We would like to emphasize that this valuation reflects the events that took place between the base date and the date on which this report has been issued of which KPMG Corporate Finance Ltda. was aware. Any events that took place during this period and which KPMG Corporate Finance was not aware could affect the estimate of the value of TELEMIG.

KPMG Corporate Finance Ltda. was not assigned nor is it obliged to update this report or revise any information after its publication.

14 - Important Comments

This report does not reflect any price recommendation nor a proposal, request, advice or recommendation on the part of KPMG Corporate Finance Ltda. for the acquisition of the Company on the part of VIVO and KPMG Corporate Finance cannot be held liable for any decision taken by VIVO.

VIVO should conduct its own analyses in relation to the convenience and opportunity of acquiring shareholding control of the Company and should consult its own legal and financial consultants to establish its own opinion in relation to this acquisition.

The sum of the individual values presented in this report may be different from the result of the sum presented owed to rounding off.

The context of the assessment taken into account in this report includes the potential synergies that AMAZÔNIA CELULAR would obtain in the event that its majority shareholdings were acquired by VIVO. Additionally, the context of the valuation presented herein does not take any synergies that VIVO would acquire in its own operations by the acquisition of TELE NORTE.

KPMG Corporate Finance Ltda. also declares that it has no conflict nor does the team responsible for the preparation of this valuation that would diminish the independence required to perform their functions.

The economic and financial valuation of TELE NORTE was performed by a team of qualified consultants and the work was continually monitored and reviewed by a senior manager and director. The engagement team also included a partner editor and partner in charge, both of whom are highly experienced in valuations of publicly traded companies.

Approval of the report took place only after reviews conducted by the senior manager, the director, the partner editor and partner in charge.

KPMG also declares that it has no credit relations with VIVO or with TELE NORTE or even any business relationship that could impact the results obtained for this valuation.

15 - Use and Disclosure of the Document

This document was prepared exclusively in compliance with the provisions of article 256 of Law 6.404, of December 15, 1976 inasmuch as concerns the acquisition of majority shareholders from TELE NORTE by VIVO.

São Paulo, August 2, 2007

Luís Augusto Motta

Partner

Attachment I - Financial Projections

Amazônia Celular S.A. R$ ´000

Statement of Income	2012	2013	2014	2015	2016
Income					
Gross Income					
Gross services income	833.429	878.143	917.715	950.979	978.516
Gross sales income	94.783	93.771	96.404	97.924	100.088
Total gross income	**928.212**	**971.914**	**1.014.120**	**1.048.904**	**1.078.604**
Deductions	(195.109)	(204.916)	(215.032)	(223.069)	(230.200)
Net income					
Services income	666.132	700.742	730.972	756.644	777.685
Equipment sales	66.971	66.256	68.117	69.191	70.720
Total net income	**733.103**	**766.998**	**799.088**	**825.835**	**848.404**
Operating costs and expenses					
Connection costs	(94.363)	(98.883)	(102.730)	(106.967)	(111.385)
Line rentals	(34.024)	(35.750)	(37.078)	(38.367)	(39.707)
FISTEL Expense	(36.530)	(37.005)	(37.710)	(38.476)	(39.190)
Personnel expenses	(24.836)	(26.009)	(27.091)	(28.182)	(29.317)
Equipment sales	(66.971)	(66.256)	(68.117)	(69.191)	(70.720)
Marketing and sales	(147.368)	(150.191)	(154.276)	(158.197)	(162.618)
Doubtful accounts receivable	(16.425)	(16.854)	(17.463)	(17.941)	(18.376)
Leasing and insurance	(6.845)	(7.331)	(7.670)	(7.991)	(8.271)
General and administrative	(84.483)	(80.289)	(75.210)	(69.007)	(61.934)
Total operating expenses	**(511.844)**	**(518.569)**	**(527.346)**	**(534.318)**	**(541.516)**
EBITDA	**221.258**	**248.430**	**271.742**	**291.517**	**306.888**
Margin EBITDA (incl. equipment sales)	*30,2%*	*32,4%*	*34,0%*	*35,3%*	*36,2%*
Depreciation + amortization	(56.788)	(67.427)	(76.138)	(77.319)	(81.387)
EBIT	**164.471**	**181.003**	**195.604**	**214.198**	**225.501**
EBIT Margin	*22,4%*	*23,6%*	*24,5%*	*25,9%*	*26,6%*

Amazônia Celular S.A.

R$ ´000

Cash flow	2006	2007	2008	2009	2010	2011
EBITDA	**36.475**	**59.589**	**96.469**	**125.790**	**154.760**	**188.170**
(-) Profit sharing	-	-	-	-	-	-
(-) Depreciation	(105.876)	(114.494)	(112.074)	(65.986)	(59.055)	(49.034)
EBIT	**(69.401)**	**(54.905)**	**(15.605)**	**59.804**	**95.704**	**139.135**
(-) 34% tax without EBIT	-	-	-	(20.333)	(32.540)	(47.306)
(+) Depreciation	105.876	114.494	112.074	65.986	59.055	49.034
(-/+) Working capital variance	6.234	43.527	(52.433)	(11.867)	(8.500)	(10.255)
(-) CAPEX	(51.334)	(32.816)	(65.967)	(68.488)	(71.558)	(74.616)
Free cash flow (R$ ´000)	**(8.625)**	**70.300**	**(21.931)**	**25.101**	**42.162**	**55.993**
Free cash flow (US$´000)	**(3.964)**	**35.327**	**(11.247)**	**12.304**	**20.173**	**26.165**
Average Real/US$ Projection		1,99	1,95	2,04	2,09	2,14
Discount factor		0,955	0,870	0,793	0,722	0,658
Discounted cash flow		**33.871**	**(9.751)**	**9.700**	**14.461**	**17.054**

	US$ ´000
Present value of tax benefit (Income/Social Contribi	14.384
Present discounted cash flow value	182.580
Perpetuity present value	389.582
Enterprise value	**586.546**

	R$ ´000
	27.008
Perpetuity cash flow present value	342.812
Perpetuity present value	731.480
Enterprise value	**1.101.300**

WACC	**9,98%**
Perpetuity Growth	**3,50%**

Economic adjustments	
(1) Short term investments	50.485
(2) Intercompany relations	(14.464)
(3) Debts	(235.127)
(4) Provisions	(66.983)
(5) Other	(23.893)
(6) Taxes	6.071
Equity Value	**817.388**

Note: The values assigned to the discounted cash flow and perpetuity values on the base date were converted to R$ (Reais) at the P-TAX sale on the close of 07/31/2007at 1,8776.

Attachment II - KPMG Experience in Publicly Traded Companies Valuations

We have shown below a sampling of KPMG Corporate Finance Ltda. experience in publicly traded company valuations over the last few years.

Company	Year	Description
Bombril S.A.	2007	Corporate restructuring
Telefônica Data Brasil Holding S.A.	2006	Corporate restructuring
Telecomunicações de São Paulo S.A.	2006	Corporate restructuring
Banco do Estado do Ceará S.A.	2005	Definition of minimum price for bidding on bank in privatization process
Suzano Bahia Sul Papel e Celulose S.A.	2005	Merger of publicly traded company
Ripasa S.A. Celulose e Papel	2005	Corporate restructuring
Votorantim Celulose e Papel	2005	Merger of publicly traded company
Souto Vidigal S.A.	2003	Public offer to close company capital
Tele Centro Oeste Participações S.A.	2003	Corporate restructuring
Banco Sudameris S.A.	2003	Corporate restructuring

Attachment III - Assessor Résumé

Luís Augusto Motta Pinto da Luz
Partner
Financial Advisory Services (FAS) - Corporate Finance

Professional Qualifications and Current Responsibilities

Luís is a partner of KPMG Corporate Finance Ltda. He is highly experienced in financial projections, valuation services and corporate restructuring as part of the Corporate Finance area such as mergers and acquisitions.

He joined KPMG in São Paulo in 2002. Prior to this from 1987 to 2002 he worked in the Corporate Finance and Business Advisory areas at Arthur Andersen as a Manager and previously as Director as well, providing mergers and acquisitions advisory, developing economic and financial enterprise valuations, feasibility studies and corporate restructuring services, to name a few for the following industrial sectors: consumer products (foodstuffs, beverages, packaging, automobile, domestic products, textiles and others), chemical industry, telecommunications and IT (software and hardware), financial institutions, health services and retail companies.

Additionally, Luís has been a speaker at a number of seminars related to mergers and acquisitions, technology company valuations (IBC), negotiations between entrepreneurs and investors (SOFTEX/ITS 2000 and 2001 and Telexpo 2000), negotiation of possible contingencies in mergers and acquisitions transactions (JCI Consulting), to name a few.

Education

He graduated in Accounting from FCPES-RJ - Cândido Mendes (Rio de Janeiro) and holds an Executive MBA in Finance and Controllership from USP - Universidade de São Paulo.

Languages

Fluent English

Experience

Listed below is selection of some publicly traded company valuations that this partner has headed up:

Company	Operation	Year
Bombril S.A.	Corporate restructuring	2007
Telecomunicações de São Paulo S.A. - Telesp	Corporate restructuring	2006
Telefônica Data Brasil Holdings S.A.	Corporate restructuring	2006
Votorantim Celulose e Papel S.A.	Corporate restructuring	2005
Suzano Bahia Sul Papel e Celulose S.A.	Corporate restructuring	2005
Ripasa S.A. Papel e Celulose	Corporate restructuring	2005
Tele Centro Oeste Celular Participações S.A.	Corporate restructuring	2004
Souto Vidigal S.A.	Public offer for acquisition of shares	2003
Ciquine Companhia Petroquímica	Merger of publicly traded company	2003
Ciquine Companhia Petroquímica	Public offer for acquisition of shares	2002

Glossary

ARPU: Average Revenue per User, or Monthly Average Revenue per User

Bill and Keep: Elimination of both connection costs and expenses among PMS mobile operators beginning 2006, according to that provided in the PMS regulations.

SMP: Personal Mobile Service - Mobile land telecommunications service for interest groups which enables communications between Mobile Stations to other stations. PMS features the ability to communicate among stations of the same PMS registration area or access to interest group telecommunications networks.

CAPEX: Capital Expenditures or Capital Investments.

Churn: disconnections.

Net Debt: (Hedge short and long term financial liabilities) - (cash and cash equivalents).

EBITDA: Earning Before Interest, Taxes, Depreciation and Amortization.

MOU: Minutes of Usage, or Average Number of Customer Usage Minutes.

NOPLAT: Net Operating Profit Less Adjusted Taxes.

WACC: Weighted Average Cost of Capital (Discount Rate).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.